Jill Finder Joins Natcore Technology As Senior Vice President/Business Development

ROCHESTER, N.Y., April 5, 2016 /CNW/ -- Jill C. Finder, a Delray Beach resident whose career has spanned the worlds of finance, law and real estate, has joined Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) as Senior Vice President/Business Development.

Ms. Finder brings over 30 years of experience in those fields to Natcore, a company with technology that has attracted interest from solar energy companies around the world. Her efforts there will be focused on vetting financial and manufacturing partners for the company without sacrificing its intellectual property.

Most recently she has been Corporate Counsel and Director of Organizational Resources for the Signature Real Estate Companies, an independently owned Florida firm. Earlier she had been General Counsel for The Gold Group, a boutique legal consulting and research firm that advises investment banks and hedge funds on antitrust and other regulatory issues that arise in mergers and acquisitions.

She spent 18 years at the Municipal Securities Rulemaking Board, a self-regulatory organization created by Congress to oversee the municipal securities market, where she served as Associate General Counsel. And she was a Staff Attorney for the U.S. Securities & Exchange Commission in Washington, DC.

Finder earned a BA in psychology at Emory University in 1982. In 1988, she earned a JD degree from the Nova Southeastern University School of Law, Davie, FL. Before attending law school, she earned Series 7 and 63 licenses and worked as an account executive at Paine Webber and Advest. While working toward her JD degree, she clerked at two law firms in the Fort Lauderdale area and served an internship at the U.S. Securities & Exchange Commission in Miami. She is a native of Hollywood, FL.

“As we receive more inquiries from entities who want joint ventures or other access to our technology, we need someone with an unusual set of skills to focus on that aspect of our business,” says Chuck Provini, Natcore’s president and CEO. “Jill has worked as a lawyer and an investment broker. She has worked for government regulatory agencies. Her range of experience makes her a perfect fit for us.”

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

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SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 10:14e 05-APR-16